Exhibit 99.1

For Immediate Release

NOVADAQ Announces Multi-Unit Agreement with SerenaGroup for LUNA

Toronto, Ontario – September 30, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that it has entered into a partnership agreement for multiple LUNA™ fluorescence angiography systems with SerenaGroup™, in Cambridge, Massachusetts. SerenaGroup™ operates wound and hyperbaric centers throughout the United States and is a global leader in wound healing research.

“LUNA fluorescence angiography represents a significant advancement for those of us who are committed to bettering the practice of wound care,” said Dr. Thomas E. Serena, MD, FACS, FACHM, MAPWCA, Founder and Medical Director of SerenaGroup™. “For the first time, clinicians can reliably visualize the quality of blood flow in the wound and surrounding tissue which, combined with our clinical judgment, allows us to select the most effective treatment such as hyperbaric oxygen. More effective treatment can mean faster healing times and cost savings for our clinics and hospitals.”

The LUNA fluorescence angiography system is designed for use in outpatient clinics by wound care specialists treating patients with acute and chronic non-healing wounds such as, diabetic foot ulcers, traumatic, incisional and other serious wounds. LUNA allows clinicians to visualize blood flow in the wound bed and surrounding tissue and to more reliably distinguish between healthy, adequately perfused tissue versus unhealthy, poorly perfused tissue. Information related to the quality of perfusion can assist in determining optimal treatment strategies and as a result lead to improved rates of wound healing and reductions in the cost of care. Patients can also become educated to their condition by viewing LUNA images, which has been reported to increase patient treatment compliance and engage patients in their care.

Dr. Serena further commented, “We are proud to be the first wound care company to partner with NOVADAQ to provide LUNA fluorescence angiography to our partners. The use of fluorescence angiography to assess tissue perfusion, although fairly new to wound care, is reimbursable and has already been shown to result in improved outcomes and lower healthcare costs. As a company, we are obligated to ensure that our wound care centers have access to this kind of innovation.”

Dr. Serena added, “Our plan is to purchase and place LUNA systems in all SerenaGroup™ centers and affiliates.”

The American Diabetes Association reports that over 28 million Americans have diabetes. In 2012, the direct national cost of diabetes was $176 billion. The average cost of managing one diabetic foot ulcer (DFU) is $250,000 and the costs associated with DFUs represent the single largest category (33%) of medical expense associated with diabetes. Hospitalization, amputation and long duration of care are the major contributors to the high costs of DFUs. Diabetes is the cause of 50%-67% of all non-traumatic lower extremity amputations in the United States. In 2012, overall burden of major amputation in the U.S. exceeded $10.6 billion, not including loss of productivity costs.

“Expanding LUNA’s commercial footprint is a major growth driver for us,” commented Dr. Arun Menawat, NOVADAQ’s President and CEO. “Accordingly, this first multi-unit, multi-site agreement marks the achievement of an important commercial milestone for our Company.”

Dr. Menawat continued, “SerenaGroup™ is also a globally recognized leader in clinical research involving wound care and hyperbaric medicine, having conducted over 80 clinical trials. We are excited that, in addition to rolling out LUNA to its network of wound care centers, SerenaGroup™ will be conducting an ongoing LUNA registry study at no cost to NOVADAQ. Data from this study should prove invaluable in driving the adoption of LUNA across wound centers in the United States and the world.”

About SerenaGroup

SerenaGroup™ is a global health care company with the mission of developing the world’s leading wound and hyperbaric centers and bringing the practice of wound care into the 21st century. Our focus is on clinical performance; our aim: develop Centers of Excellence. Our emphasis on clinical outcomes is one of the many unique features that separate SerenaGroup™ from competitors.

SerenaGroup™ centers provide advanced wound care in all patient care settings, from outpatient to inpatient, to home health and skilled nursing facilities. Hospital partners are prepared for modern healthcare reform, such as the formation of accountable care organizations that mandate comprehensive care throughout the health care system.

SerenaGroup™ has revolutionized wound-healing research. Clinical research is an essential component of the company’s Center-of-Excellence model. As the world’s leader in clinical research involving wound care and hyperbaric medicine, SerenaGroup™ has conducted over 80 clinical trials on growth factors, gene therapy, bioengineered skin products, and novel pharmaceuticals. In 2011, SerenaGroup™ clinics conducted the research that led to the first diagnostic in wound care. The ensuing protocol was named the Serena Technique©.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA® is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com